Exhibit 99.1

MakeMyTrip Limited Announces Details of Annual Meeting of its Shareholders

Gurugram and New York, August 7, 2026: MakeMyTrip Limited (NASDAQ: MMYT) (the “Company”), India’s leading online travel company, announced today that the annual meeting of its shareholders will be held on Monday, September 28, 2026, beginning at 5:00 pm, Indian Standard Time, at 19th Floor, Building No. 5, DLF Cyber City, Gurugram, 122002, India. The Company’s notice of annual meeting and form of proxy were issued on August 7, 2026.

The Company’s Annual Report, notice of the annual meeting, form of proxy and annual consolidated and separate financial statements audited by KPMG Mauritius for the financial year ended March 31, 2026 are available on the Company’s investor relations website at http://investors.makemytrip.com. Shareholders may also obtain a copy of these documents, free of charge, by sending a request by email to vipul.garg@go-mmt.com.

About MakeMyTrip Limited

We are a leading travel service provider in India. Our travel technology platform enables transactions across a range of travel needs, empowering customers with seamless and integrated experiences.

Our comprehensive suite of travel products and services includes air tickets, hotels and alternative accommodations, holiday packages, bus tickets, rail tickets, car hire, tours and attractions and ancillary services. We serve a broad and diverse customer base, ranging from individuals to enterprises and small and medium-sized businesses. Our customers can discover, compare, plan, book and manage a wide range of travel products and services through our digital-first, omni-channel distribution platform. Our MakeMyTrip, Goibibo and redBus mobile applications are available on Android and iOS and our primary websites are www.makemytrip.com, www.goibibo.com and www.redbus.in.

We operate an asset-light marketplace model, connecting travelers with a broad network of suppliers, including airlines, hotels, accommodation providers and ground transport operators. In addition, we offer foreign exchange, prepaid forex cards, cross-border remittances, visa-processing and travel assurance services, and facilitate access to third-party travel credit and travel insurance products for travelers.

Outside India, we have a growing presence in the United Arab Emirates, where we offer localized travel products and services such as air ticketing and hotels. In addition, redBus operates in certain countries in Southeast Asia and Latin America. For more information, visit https://www.makemytrip.com/about-us.php.

For more details, please contact:

Vipul Garg

Senior Vice President - Investor Relations

MakeMyTrip Limited

vipul.garg@go-mmt.com